Exhibit (a)(1)(F)

Dear Eligible Employees:

This email is a reminder that the Offer to Exchange Certain Outstanding Stock Options for a Grant of the Right to Receive New Shares of Unrestricted Common Stock (“Offer to Exchange”) will expire at 12:00 midnight, New York City time, tomorrow, January 12, 2010.  If you wish to participate in the Offer to Exchange you must complete and submit an Election Form to me before 12:00 midnight, New York City time, tomorrow, January 12, 2010.

If you have any questions about the Offer to Exchange, please contact Kevin Russell.  If you need additional copies of the Offer to Exchange, an Election Form or any other offer documents, please see me.
_______________________
Steve SanSoucie
HR/Payroll Manager
Aware, Inc.
781-687-0342 (O)
781-687-0429 (F)
ssansoucie@aware.com